Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132809-05
Supplement to Prospectus Supplement dated April 26, 2006
(to Prospectus Dated March 31, 2006)

$637,251,975
(Approximate at Time of Issuance)

Mortgage Pass-Through Certificates, Series 2006-4F

GSR Mortgage Loan Trust 2006-4F
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

JPMorgan Chase Bank, National Association
Master Servicer and Securities Administrator

U.S. Bank National Association
Trustee

Avelo Mortgage, L.L.C.
Countrywide Home Loans Servicing LP
GMAC Mortgage Corporation
GreenPoint Mortgage Funding, Inc.
Servicers

This is a supplement (the “Supplement”) to the prospectus supplement dated April 26, 2006 (the “Prospectus Supplement”) to the prospectus dated March 31, 2006 relating to the GSR Mortgage Loan Trust 2006-4F Mortgage Pass-Through Certificates, Series 2006-4F.

Capitalized terms used, but not defined, in this Supplement shall have the meanings given to them in the Prospectus Supplement.

(continued on following pages)

Goldman, Sachs & Co.
The date of this supplement is October 1, 2008

•	The table appearing on the cover of the Prospectus Supplement is revised as follows:

Class	Approximate Initial Class Principal Balance or Notional Amount(1)	Annual Certificate Interest Rate	Type(2)	Interest Type(3)	S&P Rating(4)	Fitch Rating(4)	Rated Final Distribution Date(5)
1A-1	$ 32,589,000	5.00%	Senior	Fixed	AAA	AAA(10)	May 2036
2A-1	$ 145,607,000	5.50%	Senior/Exchange	Fixed	AAA	AAA(10)	May 2036
2A-2	$ 109,412,000	5.50%	Senior/Exchange	Fixed	AAA	AAA(10)	May 2036
2A-3	$ 26,886,000	5.50%	Senior/PAC	Fixed	AAA	AAA(10)	May 2036
2A-4	$ 39,957,000	5.50%	Senior/PAC	Fixed	AAA	AAA(10)	May 2036
2A-5	$ 42,569,000	5.50%	Senior/SUP	Fixed	AAA	AAA(10)	May 2036
2A-6	$ 66,843,000	5.50%	Senior/Exchange	Fixed	AAA	AAA(10)	May 2036
2A-7	$ 10,697,000	5.50%	Senior/AD	Fixed	AAA	AAA(10)	May 2036
2A-8	$ 10,937,000	5.50%	Senior/Z	Fixed	AAA	AAA(10)	May 2036
2A-9	$ 21,634,000	5.50%	Senior/Exchange	Fixed	AAA	AAA(10)	May 2036
2A-11	$ 875,000	5.50%	Senior Support/NAS	Fixed	AAA	AAA(10)	May 2036
3A-2(11)	$ 3,638,000	6.00%	Senior Support	Fixed	AAA	AAA(10)	May 2036
4A-1	$ 62,674,000	Floating(7)	Senior	Floating	AAA	AAA(10)	May 2036
5A-11	$ 5,208,000	5.50%	Senior Support	Fixed	AAA	AAA(10)	May 2036
6A-1	$ 10,000,000	6.50%	Senior	Fixed	AAA	AAA(10)	May 2036
6A-3	$ 7,068,000	6.50%	Senior Support	Fixed	AAA	AAA(10)	May 2036
A-P	$ 113,975	0.00%	RSTP/PO	Fixed	AAA	AAA(10)	May 2036
B-3	$ 3,218,000	Variable(8)	SUB	Variable(8)	BBB(12)	NR(9)	May 2036
B-4	$ 2,574,000	Variable(8)	SUB	Variable(8)	BB(10)	NR(9)	May 2036
B-5	$ 2,252,000	Variable(8)	SUB	Variable(8)	B(10)	NR(9)	May 2036
__________________

(10)
The ratings on the Class 1A-1 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-7 Certificates, Class 2A-8 Certificates, Class 2A-9 Certificates, Class 2A-11 Certificates, Class 3A-2 Certificates, Class 4A-1 Certificates, Class 5A-11 Certificates, Class 6A-1 Certificates, Class 6A-3 Certificates, Class A-P Certificates, Class B-4 Certificates and Class B-5 Certificates are on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of the Certificates Have Been Downgraded” below.  The Class B-4 Certificates and the Class B-5 Certificates are not offered by this Prospectus Supplement.

(11)	This certificate was incorrectly listed as a duplicate of the Class 3A-1 Certificate, however, the correct class is “3A-2”.

(12)
The ratings on the Class B-3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.  The Class B-3 Certificates are not offered by this Prospectus Supplement.

•	The following Risk Factors are added to the Prospectus Supplement:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation.  A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose

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aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans.  This has resulted in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans.  The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators.  In some cases, it has caused certain loan originators to cease operations.

For recent developments regarding Countrywide Home Loans, Inc., one of the originators, and its affiliates, see “Recent Developments in Respect of Countrywide” below.  For recent developments regarding GMAC Mortgage, LLC, formerly know as GMAC Mortgage Corporation, one of the originators, and its affiliates, see “Recent Developments in Respect of Residential Capital, LLC” below.  For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the originators, and its affiliates, see “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.

Any such deterioration could adversely affect the ability of a loan originator to repurchase mortgage loans as to which a material breach of

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representation or warranty exists or to service mortgage loans. The inability of a originator to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses. As a result, shortfalls in the distributions due on the offered certificates could occur. Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, many originators that underwrite prime or Alt-A mortgage loans also underwrite subprime mortgage loans and consequently have exposure to the subprime mortgage market.  In addition, default rates on prime mortgage loans and Alt-A and other nonprime mortgage loans have recently increased above historical levels.

In response to the deterioration in the performance of subprime, Alt-A, other nonprime mortgage loans and prime mortgage loans, the rating agencies have taken action with respect to a number of subprime, Alt-A and prime mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A, other nonprime securitizations and prime securitizations in response to either the deteriorating delinquency, default and loss rates on mortgage loans or the perception that such deterioration may occur in the future.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws.  Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize

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on the mortgage loans. See “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this Supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences.  Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

The Ratings on Certain Classes of the Certificates Have Been Downgraded
Standard & Poor’s Ratings Services (“S&P”) has downgraded the rating on the Class B-3 Certificates from “BBB” to “BB”.  Fitch Ratings (“Fitch”) has placed its rating of “AAA” on the Class 1A-1 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-7 Certificates, Class 2A-8 Certificates, Class 2A-9 Certificates, Class 2A-11 Certificates, Class 3A-2 Certificates, Class 4A-1 Certificates, Class 5A-11 Certificates, Class 6A-1 Certificates, Class 6A-3 Certificates and Class A-P Certificates on review for possible future downgrade. In addition S&P has placed its rating of “BB” on the Class B-4 Certificates and its rating of “B” on the Class B-5 Certificates on review for possible future downgrade. There can be no assurance that the Class B-3 Certificates will not be downgraded further or that other classes of certificates will not be downgraded in the future.

The Class B-3 Certificates, Class B-4 Certificates and Class B-5 Certificates are not offered by this Prospectus Supplement.

Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest	Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A, other nonprime and prime loan originators. Due to these

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developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with one or more of the originators and servicers. In taking any actions or engaging in other transactions with those originators, Goldman Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the certificateholders. Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, mortgage loans originated or sold by such originators that are not included in the issuer, and may seek to enforce against such originators any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other mortgage loans. Goldman Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to one or more originators, and may seek to enforce remedies against such originators if an event of default occurs in respect of that financing. Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with any originator, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against such originators on behalf of the issuer or with respect to mortgage loans included in the trust fund.

The Originators May Not Be Able to Repurchase Defective Mortgage Loans
Each of the originators has made various representations and warranties related to the mortgage loans sold by it.  Those representations are summarized in “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans” in this prospectus supplement.

If any of the originators fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then such originator would be required to repurchase the defective mortgage loan.  The inability of a originator to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of

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delinquencies, defaults and losses. As a result, shortfalls in the distributions due on the offered certificates could occur.

For recent developments regarding Countrywide Home Loans, Inc., one of the originators, and its affiliates, see “Recent Developments in Respect of Countrywide” below. For recent developments regarding GMAC Mortgage, LLC, one of the originators, and its affiliates, see “Recent Developments in Respect of Residential Capital, LLC” below. For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the originators, and its affiliates, see “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.

•
The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses if Those Jurisdictions Experience Economic Downturns” on pages S-22 – S-23 of the Prospectus Supplement is amended by adding the following at the end thereof:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against any originator or servicer that impairs the issuing entity’s ability to realize on those mortgage loans.  See “Risk Factors—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this Prospectus Supplement.

•
The Risk Factor entitled “Violation of Various Federal State and Local Laws May Result in Losses on the Mortgage Loans” on pages 9-10 of the Prospectus is deleted in its entirety and replaced with the following Risk Factor in this Prospectus Supplement:

Violation of Various Federal State and Local Laws May Result in Losses on the Mortgage Loans
There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies, primarily in the subprime, Alt-A and other nonprime sectors, sometimes referred to as

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“predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•           the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•           the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary

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penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

The applicable responsible party or Goldman Sachs Mortgage Company, as applicable, has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will also represent that none of the mortgage loans (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “predatory” or “covered” loans under, any other applicable state, federal or local law.  In the event of a breach of any of such representations, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in the Prospectus.

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicers from pursuing foreclosure actions, provide new defenses to foreclosures, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•
The Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates” on pages S-30 – S-31 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

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The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through the Sponsor's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the initial primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with such servicer’s recent financial difficulties or due to the occurrence of unremedied events of default in a servicer’s performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the

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servicing of mortgage loans and its impact on your certificates.

For recent developments regarding Countrywide Home Loans Servicing LP, one of the servicers, and its affiliates, see “Recent Developments in Respect of Countrywide” below.  For recent developments regarding GMAC Mortgage, LLC, one of the servicers, and its affiliates, see “Recent Developments in Respect of Residential Capital, LLC” below.  For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the servicers, and its affiliates, see “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.  For recent developments regarding Avelo Mortgage, L.L.C., one of the servicers, and its affiliates, see “Recent Developments in Respect of Avelo Mortgage, L.L.C.” below.

•
Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, as previously supplemented, the following sections are added following “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans”:

Recent Developments in Respect of Countrywide

Pursuant to a Form 8-K filed on August 16, 2007 as amended by a Form 8-K/A filed on August 17, 2007 (together, the “August 16th Announcement”), Countrywide Financial Corporation (“Countrywide”), the parent of Countrywide Home Loans Servicing LP, one of the servicers, and Countrywide Home Loans, Inc. (“CHL”), one of the originators, announced that it supplemented its funding liquidity position by drawing on an $11.5 billion credit facility.  According to the August 16th Announcement, Countrywide has accelerated its plans to migrate its mortgage production operations into Countrywide Bank, FSB.

Pursuant to a Form 8-K filed on August 23, 2007 (the “August 23rd Announcement”), Countrywide announced that it received a $2 billion strategic equity investment from Bank of America Corporation (“Bank of America”), a parent of Bank of America, National Association, which was completed and funded on August 22, 2007.  Countrywide stated that Bank of America, N.A. invested $2 billion in the form of a non-voting convertible preferred security yielding 7.25% annually.  According to the August 23rd Announcement, the security can be converted into common stock at $18 per share, with resulting shares subject to restrictions on trading for 18 months after conversion.  Countrywide provided additional detailed information regarding Bank of America’s equity investment pursuant to a Form 8-K filed on August 28, 2007.

In a statement made on September 27, 2007 (the “September 27th Statement”) Moody's Investors Service (“Moody’s”) announced that it had placed on review for possible downgrade the “SQ1” rating of CHL as a primary servicer of prime loans.  In addition, Moody's has downgraded CHL's servicer quality ratings as a primary servicer of subprime, government insured, and second lien residential mortgage loans and as a special servicer to “SQ1-” from

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“SQ1”.  Moody's has also placed these ratings on review for possible further downgrade.  In the September 27th Statement, Moody's also assigned the above ratings to Countrywide Home Loan Servicing, LP.

On November 9, 2007, Countrywide filed its Quarterly Report on Form 10-Q for the nine-month period ending September 30, 2007 (the “Quarterly Report”).  In the Quarterly Report, Countrywide disclosed, among other things, the following:

•	As of September 30, 2007, it was fully drawn on all of its revolving credit facilities.

•	Disruption in the capital markets during the third quarter of 2007 caused a severe lack of liquidity for non-agency loans held for sale and mortgage-backed securities, which resulted in losses on the sale or write-downs of such loans and securities that aggregated to approximately $1.0 billion in the third quarter of 2007.

•	Marketplace concerns about the credit performance of securitized mortgage loans and the worsening credit performance of Countrywide’s mortgage loans influenced its results for the nine-month period ending September 30, 2007. Countrywide recorded a net loss of $1.2 billion for the quarter ended September 30, 2007 and a net loss of $281.6 million for the nine-months ended September 30, 2007.

Pursuant to a Form 8-K filed on January 11, 2008 (the “January 11th Announcement”) Bank of America Corporation and Countrywide announced that it had entered into a definitive agreement providing for the purchase of Countrywide and its subsidiaries (which include the Servicer, Countrywide Home Loans Servicing LP) by Bank of America Corporation.  The merger is subject to customary closing conditions, including regulatory and Countrywide stockholder approvals.  No assurance can be given that the necessary approvals will be obtained, that the conditions to closing will be satisfied or that the transaction will close.

In a statement made on February 4, 2008, Standard and Poor's Ratings Services (“S&P”) announced that it had placed its “Strong” residential loan, subprime, subordinate-lien, and special servicer rankings assigned to CHL on “CreditWatch with negative implications”. S&P stated that the “CreditWatch” placements reflect increased scrutiny of the company's servicing practices by various Federal and state enforcement agencies including the office of the U.S. Trustee and the office of the Florida Attorney General.

Pursuant to an annual report on Form 10-K (the “Annual Report”) filed by Countrywide on February 29, 2008, Countrywide stated that various lawsuits alleging claims for derivative relief on behalf of Countrywide and securities, retirement plan, and other class action suits have recently been brought against it and certain current and former officers, directors and retirement plan administrators in either federal district court in Los Angeles, California, or state superior court in Los Angeles, or state court in Delaware.  In the Annual Report, Countrywide stated that among other things, these lawsuits allege breach of state law fiduciary duties and violation of the federal securities laws and the Employee Retirement Income Security Act of 1974 (“ERISA”).  Countrywide stated that these cases allege, among other things, that Countrywide did not disclose complete and accurate information about mortgage lending practices and financial condition.  Countrywide stated that shareholder derivative cases brought in federal court are brought on Countrywide's behalf and do not seek recovery of damages from Countrywide.

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In the Annual Report Countrywide stated that two consolidated cases alleging claims for derivative relief on behalf of Countrywide are also pending in federal district court in Delaware, and allege, among other things, that certain of Countrywide's proxy filings contain incorrect statements relating to the compensation of the Chief Executive Officer.

In the Annual Report Countrywide stated that various class action lawsuits relating to the proposed merger with Bank of America have been filed in the state courts of California and Delaware on behalf of a proposed class of shareholders against Countrywide, Countrywide's directors and Bank of America.  Countrywide stated that the class action lawsuits filed in state court in California have been removed to federal court in Los Angeles and that these lawsuits allege that Countrywide's directors breached their fiduciary duties to Countrywide's shareholders by entering into the merger agreement with Bank of America and that Bank of America allegedly aided and abetted those alleged breaches.  Countrywide stated that, similarly, the plaintiffs in the shareholder derivative lawsuits brought in California state and federal court recently have amended their complaints to add similar class action allegations relating to the proposed merger with Bank of America.

In the Annual Report Countrywide stated that it is difficult to predict the resulting outcome of these proceedings, particularly where investigations and proceedings are in early stages.  Countrywide stated that given the inherent difficulty in predicting the outcome of legal proceedings, Countrywide cannot estimate losses or ranges of losses for legal proceedings where there is only a reasonable possibility that a loss may be incurred, such as those discussed in the two immediately preceding paragraphs.  Countrywide stated that it provides for potential losses that may arise out of legal proceedings to the extent such losses are deemed probable and can be estimated.  Countrywide stated that although the ultimate outcome of the legal proceedings discussed above cannot be ascertained at this time, Countrywide believes that any resulting liability will not materially affect the consolidated financial position; such resolution, however, could be material to operating results for a particular future period depending upon the outcome of the proceedings and the operating results for a particular period.  Countrywide stated that its assessment is based, in part, on the existence of insurance coverage.

In an Amendment No. 1 on Form S-4/A to Form S-4 of Bank of America filed on March 27, 2008 (the “March 27 Announcement”), Bank of America disclosed in a draft letter to Countrywide’s shareholders (the “Preliminary Proxy Statement”) that on January 11, 2008 Countrywide and Bank of America Corporation announced a business combination in which Countrywide would merge with a subsidiary of Bank of America. The Preliminary Proxy Statement further provides that if the merger is completed, each Countrywide shareholder will have a right to receive 0.1822 of a share of Bank of America common stock for each share of Countrywide’s common stock it holds immediately prior to the merger.  The value of the merger consideration will fluctuate with the market price of Bank of America common stock.  The Preliminary Proxy Statement provides that the merger cannot be completed unless Countrywide’s common stockholders approve the merger agreement and that Countrywide’s board of directors unanimously recommends that Countrywide’s stockholders vote for approval and adoption of the merger agreement.  In addition, it is provided in the Preliminary Proxy Statement, among other things:

•
that Bank of America, Countrywide and Countrywide’s directors and officers are named parties to a number of pending legal actions relating to the merger in California and Delaware state and federal courts;

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•	that the shares of Bank of America common stock to be received by Countrywide stockholders as a result of the merger will have different rights from the shares of Countrywide common stock;

•	that the board of directors of Bank of America met and approved the proposed transaction;

•
that regulatory approvals are required to complete the transactions contemplated by the merger agreement, including approvals from the Federal Reserve Board, state mortgage banking and insurance authorities, and various other federal, state and foreign regulatory authorities; and

•	that the respective obligations of Bank of America and Countrywide under the merger agreement are subject to the fulfillment or waiver of certain other conditions set forth in the Preliminary Proxy Statement.

In a statement made on May 5, 2008 (the “May 5th Statement”) Fitch announced it has placed all ratings of Countrywide on Rating Watch Evolving, removing them from Rating Watch Positive. The May 5th Statement provides that the Rating Watch Evolving reflects further disclosure surrounding Bank of America's treatment of Countrywide debt following the acquisition. The statement indicates that while Fitch continues to believe that bank of America’s acquisition of Countrywide will likely close, the rating action considers uncertainty over the transaction's final structure.

The May 5th Statement indicates that as disclosed in Bank of America’s amended S-4 filed on May 1, 2008, Bank of America left open the possibility that any remaining Countrywide debt could remain obligations of Countrywide and not of Bank of America. Further, the statement indicates that Bank of America made no assurances that such debt would be redeemed, assumed or guaranteed. The May 5th Statement provides that any structure that does not result in Bank of America’s full support of Countrywide could result in some or all Countrywide ratings being notched below those of Bank of America, with the potential for significant notching, including Countrywide debt being downgraded below its current level. Conversely, the statement provides, depending upon the ultimate structure, some or all of Countrywide's ratings could be equalized with Bank of America ratings. The May 5th Statement indicates that Bank of America is currently rated AA/F1+, Rating Watch Negative by Fitch.

The May 5th Statement further indicates that Countrywide's ratings had been on Rating Watch Positive pending the acquisition of Countrywide by Bank of America, announced in January 2008. The statement also provides that since January 2008, Bank of America has repeatedly indicated its expectation that the transaction will be completed and Fitch continues to believe that the probability that the transaction is completed remains extremely high. However, the May 5th Statement indicates, Bank of America has been unusually silent regarding the ultimate structure of the transaction.

The May 5th Statement indicates that Countrywide's results have deteriorated further as the residential mortgage sector continues to weaken. The May 5th Statement provides that given Countrywide's operating difficulties and the stressed environment, Countrywide's ratings would likely be downgraded absent the capital and liquidity support already provided by Bank of America, and more likely still if the merger is not consummated.

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Pursuant to a Form 8-K filed on June 25, 2008 (the “June 25th Announcement”), Countrywide announced that its stockholders approved the merger of Countrywide with a wholly-owned subsidiary of Bank of America in a stock transaction.  The merger is expected to close on July 1, 2008, pending the satisfaction of customary closing conditions.

Pursuant to a Form 25-NSE filed on July 1, 2008, Countrywide delisted its common stock from the New York Stock Exchange effective July 1, 2008.

Pursuant to a Form 8-K filed on July 8, 2008 (the “July 8th Announcement”), Countrywide announced that on July 1, 2008, Countrywide completed its merger with Red Oak Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Bank of America.  Upon consummation of the merger, Red Oak Merger Corporation was renamed “Countrywide Financial Corporation”.  Additionally, the July 8th Announcement states that several Countrywide agreements were amended and that Red Oak Merger Corporation assumed the obligations of Countrywide under such amended agreements. The July 8th Announcement also announced that Red Oak Merger Corporation terminated various credit facilities of Countrywide and repaid all outstanding borrowings plus accrued interest and fees under such terminated credit facilities.

On July 1, 2008, Moody's upgraded the ratings of Countrywide, CHL and Countrywide Bank FSB (“Countrywide Bank”). According to Moody’s, the rating action follows the acquisition of Countrywide by Bank of America and concludes Moody’s review for upgrade that began on January 11, 2008.  Moody's upgraded the senior debt of Countrywide and CHL to “Aa2.”  Moody's indicated, however, that if a future organizational structure results in uncertainty about support for Countrywide's non-bank creditors, a negative rating action could result.

On July 1, 2008, S&P raised its ratings on Countrywide and its subsidiaries, including its counterparty rating on Countrywide, to 'AA/A-1+' from 'BB+/B'.  At the same time, S&P removed these ratings from CreditWatch, where they were placed on May 2, 2008, with developing implications.  S&P further stated that the outlook on all these companies is negative.  S&P stated that these ratings actions follow the completion of the acquisition of Countrywide by Bank of America.

On July 16, 2008, Fitch upgraded the Issuer Default Rating of Countrywide Bank and other Countrywide Bank’s affiliates recently acquired by Bank of America to 'A+.' These ratings have been also removed by Fitch from Rating Watch Evolving.  According to Fitch, the Rating Outlook is Stable.  Fitch further announced that it does not expect Countrywide and its non-bank subsidiary CHL to remain active issuers of debt; consequently their Issuer Default Ratings have been upgraded and withdrawn.  Fitch has also withdrawn Countrywide's Individual and Support ratings.

Pursuant to a Rule 424(b)(3) filing made with respect to the CHL Mortgage Pass-Through Trust 2007-9 securitization (the “CWMBS Securitization”) on or about July 18, 2008 (the “July 18th Filing”) by CWMBS Inc., a limited purpose finance subsidiary of Countrywide (“CWMBS”), CWMBS announced that certain state government officials have filed proceedings against Countrywide, CHL and Countrywide Home Loans Servicing LP (“Countrywide Servicing”), including lawsuits brought by the state attorneys general of California, Florida, and Illinois in their respective state courts.  The July 18th Filing provides that these lawsuits allege, among other things, that Countrywide, CHL and Countrywide Servicing violated state consumer protection laws by allegedly engaging in deceptive marketing practices designed to increase the volume of loans they originated and then sold into the secondary market.  These lawsuits seek,

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among other remedies, monetary penalties and (in the Illinois action) rescission or repurchase of mortgage loans made to Illinois consumers.  The Director of the Washington State Department of Financial Institutions also has commenced an administrative proceeding against Countrywide Home Loans alleging, among other things, that Countrywide Home Loans did not provide borrowers with certain required disclosures and that the loan products made available to Washington borrowers of protected races or ethnicities were less favorable than those it made available to other similarly situated borrowers.  The July 18th Filing provides that, while the outcome of these proceedings is unknown, the relief sought by the government officials described in this paragraph could, if granted, result in delays in the foreclosure process, reduced payments by borrowers, modification of the original terms of the mortgage loans in the CWMBS Securitization, permanent forgiveness of all or a portion of the amounts owing in respect of the related mortgage loans and/or increased reimbursable servicing expenses, which could result in delays and reductions in distributions to be made to certificateholders in the CWMBS Securitization. Although the July 18th Filing was made with respect to the CWMBS Securitization, the relief sought by the government officials described above may, if granted, have a similar impact on other mortgage loans originated, sold or serviced by Countrywide, CHL or Countrywide Servicing and securitization transactions involving such mortgage loans.

Recent Developments in Respect of Residential Capital, LLC

On November 1, 2007, Moody’s Investors Service, Inc. (“Moody’s”) downgraded its rating of Residential Capital, LLC’s (“ResCap”) senior unsecured debt from “Ba1” to “Ba3”. ResCap is the ultimate parent company of GMAC Mortgage, LLC, formerly known as GMAC Mortgage Corporation (“GMACM”), one of the originators and one of the servicers.  On February 5, 2008, Moody’s further downgraded its rating of ResCap’s senior unsecured debt to “B2”.

On December 12, 2007, Fitch Ratings (“Fitch”) withdrew its residential servicer ratings for GMACM and assigned a residential primary subservicer rating and residential primary servicer rating for prime and Alt-A products of “RPS2+” to ResCap.  This rating takes into consideration the servicing capabilities of GMACM and reflects the financial rating of ResCap.

On February 22, 2008, Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), reduced the counterparty long term credit rating of ResCap, from “BB+” to “B”, and reduced the counterparty short term credit rating of ResCap from “B” to “C”. Standard & Poor’s also assigned a negative rating outlook to ResCap.

On March 3, 2008, Fitch reduced the long term issuer default rating of ResCap from “BB+” to “BB-“.  Fitch downgraded ResCap’s senior and subordinated debt to “B+” and “B-“, respectively.  Fitch also assigned the status of ratings watch negative outlook to ResCap.

On May 27, 2008, Fitch downgraded ResCap’s residential mortgage servicer ratings as follows:

•	Primary servicer for prime product from “RPS2+” to “RPS3”;

•	Primary servicer for Alt-A product from “RPS2+” to “RPS3”;

•	Primary servicer for subprime product from “RPS2” to “RPS3-“;

•	Primary servicer for high loan-to-value product from “RPS2” to “RPS3-“;

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•	Primary servicer for home equity/home equity lines of credit product from “RPS2” to “RPS3-“;

•	Primary specialty-subservicer from “RPS2+” to “RPS3”;

•	Special servicer from “RSS2+” to “RSS3-“; and

•	Master servicer from “RMS2+” to “RMS3-“.

Pursuant to a Form 8-K filed on May 5, 2008 (the “May 5th Announcement”), ResCap announced that it is highly leveraged relative to its cash flow and that its liquidity position has been declining.  The May 5th Announcement also provides that there is a significant risk that ResCap will not be able to meet its debt service obligations, certain financial covenants in its credit facilities and be in a negative liquidity position in June 2008.  In addition, ResCap has announced that it expended a significant amount of its available cash in recent weeks.  The May 5th Announcement provides that ResCap has approximately $4.4 billion of unsecured long-term debt maturing during the remainder of 2008, consisting of approximately $1.2 billion aggregate principal amount of notes due in June 2008, approximately $1.8 billion of outstanding borrowing under its term loan due in July 2008, and approximately $1.1 billion aggregate principal amount of notes due in November 2008.  Additionally, the May 5th Announcement states that ResCap had approximately $15.6 billion of secured short-term debt outstanding as of December 31, 2007 with various maturity dates in 2008.

ResCap further announced that it is conducting and negotiating various debt tender and exchange offers, and other financial transactions, to improve its financial position.  The May 5th Announcement provides that even if ResCap is successful in implementing all of the financial transactions it is contemplating, it will be required, in order to satisfy its liquidity needs and comply with anticipated covenants to be included in the new financial agreements requiring maintenance of minimum cash balances, to consummate in the near term, certain asset sales or other capital generating actions over and above ResCap’s normal mortgage finance activities, to provide additional cash of approximately $600 million by June 30, 2008.  The May 5th Announcement provides that asset liquidation initiatives may include, among other things, sale of retained interest in ResCap’s mortgage securitizations, marketing of loans secured by time share receivables, marketing of ResCap’s U.K. and Continental Europe mortgage loan portfolios, whole loan sales and marketing of businesses and platforms that are unrelated to ResCap’s core mortgage finance business.  Moreover, the May 5th Announcement provides that the amount of liquidity ResCap will need may be greater than currently anticipated as a result of additional factors and events (such as interest rate fluctuations and margin calls) that increase ResCap’s cash needs causing ResCap to be unable to independently satisfy its near-term liquidity requirements.

According to the May 5th Announcement, ResCap incurred significant losses in the first quarter of 2008 and its ratings from four rating agencies were negatively impacted.  Additionally, the May 5th Announcement states that changes in the business environment and ResCap’s performance may further negatively impact its ratings.  The May 5th Announcement states that currently all four rating agencies have placed ResCap on negative watch, reflecting the credit agencies’ concern that, among other things, continued stresses in the mortgage markets will continue to present financial challenges to ResCap in the near term.  According to the May 5th Announcement on February 5, February 22, March 3, April 23, April 24, April 29, and May 2 ratings downgrades were announced by all four rating agencies. The May 5th Announcement provides that if the current ratings continue in effect or the ratings are further downgraded, it

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could increase the interest rate that ResCap would have to pay to raise money in the capital markets, making it more expensive for ResCap to borrow money and adversely impacting its access to capital.

Pursuant to a Form 8-K filed on June 2, 2008 (the “June 2nd Announcement”) ResCap announced that, as previously disclosed, in order to satisfy ResCap’s liquidity needs and comply with anticipated covenants to be included in new debt agreements requiring maintenance of minimum cash balances, ResCap believed it was required to consummate in the near term certain asset sales or other capital generating actions over and above its normal mortgage finance activities and previously budgeted asset sales to provide additional cash of approximately $600 million by June 30, 2008.  The June 2nd Announcement indicates that in addition to such amount, ResCap now estimates that it may require additional cash of up to approximately $1.4 billion to meet its near term liquidity needs based upon internal cash forecasts targeting sufficient cash surpluses and to satisfy its anticipated cash covenants. The June 2nd Announcement also indicates that the additional cash requirement is primarily the result of the inability to consummate certain asset sales, due to adverse conditions, aggregating approximately $1.3 billion, which were previously included in ResCap’s liquidity forecast and expected to be completed by June 30, as well as other factors.   In the June 6th Announcement, ResCap stated that there can be no assurance that its liquidity needs will not be greater or less than currently anticipated as a result of additional factors and that if its liquidity needs are greater, it may be unable to independently satisfy its near-term liquidity requirements.

According to the June 2nd Announcement, due to the increased near-term liquidity needs, and as part of its refinancing activities, ResCap has reached agreements in principle with GMAC LLC or its designee (“GMAC”) and Cerberus Capital Management, L.P. or its designee (“Cerberus”) to undertake certain transactions in order to satisfy such liquidity needs, as well as provide additional cushion. These agreements are described in the June 2nd Announcement.

In the June 2nd Announcement ResCap also announced that on June 1, 2008 it entered into an amendment to the Loan and Security Agreement dated as of April 18, 2008 among GMAC, as lender, and RFC and GMACM, each subsidiaries of ResCap, as borrowers, which amendment increases the maximum facility amount from $750 million to $1.2 billion and increases the advance rate from 50% to 85%.  Rescap further announced that it expects to draw approximately $450 million under this amended loan facility on June 3, 2008.

In a statement made on June 16, 2008 (the “June 16th Statement”) Moody's downgraded the senior long-term rating of GMAC, the ultimate parent company of ResCap and GMACM, to “B3” from “B2”. The June 16th Statement indicates that the outlook is negative. The statement indicates that the downgrade is based on GMAC's increased exposure to ResCap, GMAC's residential mortgage finance subsidiary, and also reflects growing pressure on GMAC's auto finance asset quality and profitability.

The June 16th Statement indicates that the negative outlook on the GMAC rating reflects the continued operating uncertainty at ResCap, as well as the challenging operating environment for the core consumer auto finance operations.

Pursuant to a Form 8-K filed on June 9, 2008 (the “June 9th Announcement”) ResCap announced that on June 4, 2008, RFC and GMACM, each subsidiaries of ResCap, entered into a loan agreement  with GMAC, pursuant to which GMAC is providing to RFC and GMACM a senior secured credit facility with a principal amount of up to $3.5 billion.  The June 9th

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Announcement provides that the proceeds of the credit facility will be used to repay existing indebtedness of ResCap on or prior to its maturity, to acquire certain assets, and for other working capital purposes.  Additionally, pursuant to the June 9th Announcement Cerberus will purchase from ResCap model homes and certain other assets.  The June 9th Announcement provides additional detail regarding the credit facility and the sale of model homes and certain assets to Cerberus described below.  The June 9th Announcement also provides information regarding unregistered sales of equity securities by ResCap.

Pursuant to a Form 8-K filed on June 12, 2008 (the “June 12th Announcement”) ResCap announced that on June 6, 2008, it closed its previously announced private debt tender and exchange offers for certain of its outstanding debt securities, in particular, the issuance of $1,666,680,000 initial aggregate principal amount of 8.500% Senior Secured Guaranteed Notes due 2010 and $4,010,280,000 initial aggregate principal amount of 9.625% Junior Secured Guaranteed Notes due 2015.  The June 12th Announcement includes additional details regarding such tender and exchange offers.

Pursuant to a Form 10-Q filed on August 8, 2008 ResCap announced the following:

1.    ResCap has significant near-term liquidity issues. There is a significant risk that ResCap will not be able to meet its debt service obligations and other funding obligations in the near-term.

ResCap expects continued liquidity pressures for the remainder of 2008 and the early part of the 2009.  ResCap is highly leveraged relative to its cash flow. As of June 30, 2008, ResCap’s liquidity portfolio (cash readily available to cover operating demands from across ResCap ‘s business operations and maturing obligations) totaled $1.5 billion. ResCap has approximately $0.3 billion aggregate principal amount of notes due in November 2008. Though, in June, ResCap extended the maturities of most of its secured, short-term debt until April and May, 2009, ResCap had approximately $3.3 billion of secured, short-term debt and approximately $0.3 billion of unsecured notes outstanding as of June 30, 2008 maturing in 2008, excluding debt of GMAC Bank.

ResCap expects that additional and continuing liquidity pressure, which is difficult to forecast with precision, will result from the obligation of its subsidiaries to advance delinquent principal, interest, property taxes, casualty insurance premiums and certain other amounts with respect to mortgage loans it services that become delinquent. Recent increases in delinquencies with respect to ResCap’s servicing portfolio have increased the overall level of such advances, as well as extending the time over which it expects to recover such amounts under the terms of its servicing contracts. ResCap also must find alternate funding sources for assets that must periodically be withdrawn from some of its financing facilities as maximum funding periods for those assets expire. In addition, in connection with the recent restructuring of ResCap’s credit facilities, ResCap became subject to a requirement to maintain minimum cash balances outside GMAC Bank in order to continue its access to those facilities. ResCap will attempt to meet these and other liquidity demands through a combination of operating cash and additional asset sales. The sufficiency of these sources of additional liquidity cannot be assured, and any asset sales, even if they raise sufficient cash to meet ResCap’s liquidity needs, may result in losses that negatively affect its overall profitability and financial condition.

Moreover, even if ResCap is successful in implementing all of the actions described above, its ability to satisfy its liquidity needs and comply with any covenants included in its debt agreements requiring maintenance of minimum cash balances may be affected

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by additional factors and events (such as interest rate fluctuations and margin calls) that increase ResCap’s cash needs making it unable to independently satisfy its near-term liquidity requirements.

2.    ResCap’s business requires substantial capital, and if it is unable to maintain adequate financing sources its profitability and financial condition will suffer and jeopardize its ability to continue operations.

ResCap requires substantial capital to support its operations. ResCap’s primary sources of financing include its securitization activities, whole-loan sales, secured aggregation facilities, repurchase agreements, public and private note issuances, deposits, bank credit facilities and borrowings under ResCap’s recently closed credit facility with its parent. If ResCap is unable to maintain adequate financing or other sources of capital are not available, ResCap could be forced to suspend, curtail or reduce its operations, which could harm its revenues, profitability, financial condition and business prospects.

ResCap’s liquidity has been significantly impaired, and may be further impaired, due to circumstances beyond its control, such as adverse changes in the economy and general market conditions. Continued deterioration in ResCap’s business performance could further limit, and recent reductions in its credit ratings have limited, its ability to access the capital markets on favorable terms. During recent volatile times in the capital and secondary markets, especially since August 2007, access to aggregation and other forms of financing, as well as access to securitization and secondary markets for the sale of ResCap’s loans, has been severely constricted. Furthermore, ResCap’s access to capital has been impacted by changes in the market value of its mortgage products and the willingness of market participants to provide liquidity for such products.

ResCap’s liquidity has also been adversely affected, and may be further adversely affected in the future, by margin calls under certain of ResCap’s secured credit facilities that are dependent in part on the lenders’ valuation of the collateral securing the financing. Any such margin call could harm ResCap’s liquidity, results of operation, financial condition and business prospects. Additionally, in order to obtain cash to satisfy a margin call, ResCap may be required to liquidate assets at a disadvantageous time, which could cause it to incur further losses and adversely affect its results of operations and financial condition. Furthermore, continued volatility in the capital markets has made determination of collateral values uncertain compared to ResCap’s historical experience, and many of its lenders are taking a much more conservative approach to valuations. As a result, the frequency and magnitude of margin calls has increased, and ResCap expects both to remain high compared to historical experience for the foreseeable future.

Recent developments in the market for many types of mortgage products (including mortgage-backed securities) have resulted in reduced liquidity for these assets. Although this reduction in liquidity has been most acute with regard to nonprime assets, there has been an overall reduction in liquidity across the credit spectrum of mortgage products. As a result, ResCap’s liquidity has been and will continue to be negatively impacted by margin calls and changes to advance rates on its secured facilities. One consequence of this funding reduction is that ResCap may decide to retain interests in securitized mortgage pools that in other circumstances it would sell to investors, and it will have to secure additional financing for these retained interests. If ResCap is unable to secure sufficient financing for them, or if there is further general deterioration of liquidity for mortgage products, it will adversely impact ResCap’s business.

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Pursuant to a Form 8-K filed by ResCap on September 2, 2008 (the “September 2nd Announcement”), ResCap announced that it would take initiatives to further optimize its mortgage business as the downturn in the credit and mortgage markets persisted.  In the September 2nd Announcement ResCap stated that it would respond to market conditions by enacting a plan to significantly streamline its operation, reduce cost, adjust its lending footprint and refocus on strategic lending and servicing.  In addition, the company is evaluating strategic alternatives for the GMAC Home Services business and the non-core servicing business.

Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.

Pursuant to a Form 8-K filed by Capital One Financial Corporation on August 20, 2007, Capital One Financial Corporation issued a press release in which it announced that it will cease residential mortgage origination operations of its wholesale mortgage banking unit, GreenPoint Mortgage, effective immediately.

Recent Developments in Respect of Avelo Mortgage, L.L.C.

Pursuant to a Subservicing Agreement dated as of July 1, 2008, Avelo Mortgage, L.L.C. ("Avelo"), a servicer, engaged Litton Loan Servicing LP, a Delaware limited partnership ("Litton"), as a subservicer to perform the servicing obligations with respect to the Mortgage Loans serviced by Avelo.  Avelo, Litton, the Depositor and the Sponsor are affiliates.

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